February 27, 2026

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Edison Oncology Holding Corp.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-291852

Ladies and Gentlemen:

On November 28, 2024, Edison Oncology Holding Corp. (the “Company”), a Nevada corporation, filed a Registration Statement on Form S-1 (File No. 333-291852) (together with the amendments, exhibits and supplements thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) for the registration of the Company’s common shares in connection with its proposed initial public offering of securities. The Registration Statement was declared effective on January 30, 2026, and a post-effective amendment to the Registration Statement was filed under Rule 462(c) on February 13, 2026. No securities covered by the Registration Statement have been sold.

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement as of the date hereof or as soon as practicable thereafter. The Company is seeking withdrawal of the Registration Statement as it does not intend to pursue the contemplated offering of securities covered by the Registration Statement at this time.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate thereof.

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (650) 690-1927 or Raul Silvestre of Silvestre Law Group at (818) 597-7552. We thank the staff of the Commission in advance for their assistance.

Sincerely,

Edison Oncology Holding Corp.

/s/ Jeffrey Bacha
Jeffrey Bacha
Chief Executive Officer and Director

CC: Raul Silvestre at Silvestre Law Group, P.C.